ISSUED ON BEHALF OF REED ELSEVIER PLC

28 June 2011

PDMR Shareholding

Reed Elsevier announces that the unvested matching award over 36,316 Reed Elsevier PLC ordinary shares granted in 2009 under the Reed Elsevier Group plc Bonus Investment Plan (“BIP”) to Ian Fraser, a PDMR of Reed Elsevier, has lapsed due to Mr Fraser requesting to have the underlying BIP Investment Shares purchased by Mr Fraser in 2009 released to him by the Trustees of the Reed Elsevier Employee Benefit Trust.

Mr Fraser sold 50,674 Reed Elsevier PLC ordinary shares today at 541.2364p per share.